Exhibit 99.1

Yirendai Strengthens Board of Directors with Appointment of Chaomei Chen as Independent Director

BEIIJING, December 19, 2016 -- Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading online consumer finance marketplace in China, today announced that its board of directors (“the Board”) has appointed Ms. Chaomei Chen as a director of the Company, effective December 18, 2016. Ms. Chen, who has met the independence requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934, has also been appointed as a member of the Company’s Audit Committee and Nominating, Compensation Committee and Corporate Governance Committee, replacing Mr. Qing Li.

Ms. Chen has been part of Yirendai’s Advisory Committee since January 2016 and been providing strategic advice and insight to Yirendai’s senior management team on a broad range of issues including risk management, credit analysis, technology and business operations. Previously, Ms. Chen served as Chief Risk Officer of LendingClub from 2011 to 2015 and was responsible for the establishment and enhancement of the credit and risk management organization. Before LendingClub, she oversaw all risk management functions for the WaMu credit card portfolio at JP Morgan Chase. Prior to JP Morgan Chase, Ms. Chen was Vice Chairman and Chief Credit Officer at Providian Financial Services, where she was instrumental in its turnaround prior to its acquisition by WaMu. Her experience also includes executive positions with Fleet Credit Card Services and PNC National Bank, and management positions with Citicorp, American Express and Household Credit Services. During her career, Ms. Chen has overseen multi-billion dollar business and credit risk portfolios and directed the large-scale implementation of credit risk management, business risk management, collections, fraud prevention, BASEL implementation and database marketing for operations both domestically and internationally. Ms. Chen graduated with a BS degree in mathematics from The Southwestern Jiaotong University in China and earned an MSE degree in mathematical science from Whiting School of Engineering at The Johns Hopkins University.

“We warmly welcome Chaomei to the Board as an independent director,” said Mr. Ning Tang, Yirendai’s Executive Chairman. “Chaomei is a well-respected and seasoned industry veteran with a wealth of consumer credit and risk management knowledge and expertise. Chaomei has been working with us for almost a year as a member of our Advisory Committee and has added significant value to the Company’s strategy across a broad range of business-related issues. We look forward to working even more closely with Chaomei to drive our business to the next level.”

Ms. Chaomei Chen added, “Yirendai’s solid business performance demonstrates the effectiveness of its business model, corporate culture and capabilities of its management team. I am honored to join the Board and look forward to further providing strategic advice on risk management to strengthen Yirendai’s market leading position.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yirendai’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yirendai’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yirendai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yirendai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yirendai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yirendai

Yirendai Ltd. (NYSE: YRD) is a leading online consumer finance marketplace in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through an online platform that automates key aspects of its operations to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s online marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit yirendai.investorroom.com.

For investor and media inquiries, please contact:

Yirendai

Hui (Matthew) Li

Director of Investor Relations

Email: matthewli@yirendai.com

Christensen

In China

Christian Arnell

Phone: +86 (0) 10-59001548

Email: carnell@christensenir.com

In the U.S.

Linda Bergkamp

Phone: +1 (480) 614-3004
Email: lbergkamp@christensenir.com